DISTRIBUTION PLAN

Approved: June 29, 2006

OF

OLD MUTUAL ADVISOR FUNDS

(A Delaware Statutory Trust)

(Service Class Shares)

WHEREAS, Old Mutual Advisor Funds, a Delaware statutory trust (the “Trust”), is an open-end management investment company registered under the Investment Company Act of 1940, as amended (“1940 Act”);

WHEREAS, the Trust has issued several series of shares of beneficial interest (each a “Fund”) as listed on Schedule A hereto, which Schedule may be modified from time to time as provided herein;

WHEREAS, each Fund has issued or may issue a class of shares called Service Class; and

WHEREAS, the Trustees of the Trust have determined that there is a reasonable likelihood that this Distribution Plan (the “Plan”), applicable to a Fund’s Service Class, will benefit the Trust and the owner of shares of beneficial interest (“Shareholders”) of each Fund’s Service Class;

NOW, THEREFORE, the Trustees of the Trust hereby adopt this Plan pursuant to Rule 12b-1 under the 1940 Act (“Rule 12b-1”).

SECTION 1.      The Trust, on behalf of each Fund, may pay for distribution of the Service Class shares of such Fund (the "Service Class Shares") which the Trust issues from time to time, pursuant to Rule 12b-1, according to the terms of this Plan.

SECTION 2.     The Trust shall pay to Old Mutual Investment Partners and each successor distributor of the Service Class Shares (each thereof a "Distributor") a monthly fee at an annual aggregate rate not to exceed 0.25% of the average net asset value of the Service Class Shares of each Fund (the "Distribution Fee"), as determined at the close of each business day during the month, to compensate the Distributor for services provided and expenses incurred by it in connection with the offering and sale of the Service Class Shares, which may include, without limitation, the payment by the Distributor to investment dealers of commissions on the sale of the Service Class Shares, as set forth in the then current prospectus or statement of additional information with respect to the Service Class Shares, interest and other financing costs, and such other distribution-related activities identified in Rule 12b-1, as it may be amended from time to time.

Subject to the foregoing limit, the amount payable under this Plan shall be approved from time to time by (a) the Trustees of the Trust and (b) the Qualified Trustees (defined below) of the Trust. Such fees shall be payable for each month within 15 days after the close of such month, subject to any applicable limitations imposed by Rule 2830 of the Conduct Rules of the National Association of Securities Dealers, Inc. in effect from time to time. No provision of this Plan shall be interpreted to prohibit any payments by the Trust with respect to the Service Class Shares of a Fund during periods when the sale of the Service Class Shares of such Fund have been suspended or otherwise limited.

SECTION 3.     Schedule A hereto may be amended from time to time to add Funds of the Trust having Service Class Shares. This Plan shall not take effect with respect to a Fund until it has been approved by (a) a vote of at least a majority of the outstanding Service Class Shares of the applicable Fund; and (b) by votes of the majority of both (i) the Trustees of the Trust and (ii) the Qualified Trustees, cast in person at a Board of Trustees’ meeting called for the purpose of voting on this Plan.

SECTION 4.     This Plan shall continue in effect for a period of more than one year after it takes effect only for so long as such continuance is specifically approved at least annually in the manner provided in Section 3(b) herein for the approval of this Plan.

SECTION 5.     Any person authorized to direct the disposition of monies paid or payable by a Fund pursuant to this Plan or any related agreement shall provide to the Trustees of the Trust, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

SECTION 6.     This Plan may be terminated as to a Fund at any time by the vote of a majority of the Qualified Trustees or by vote of a majority of the outstanding Service Class Shares of such Fund.

SECTION 7.     All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide (a) that such agreement may be terminated at any time, without payment of any penalty, by the vote of a majority of the Qualified Trustees or by the vote of a majority of the outstanding Service Class Shares of the affected Fund, on not more than 60 days’ written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

SECTION 8.     This Plan may not be amended to increase materially the amount to be spent for distribution without the approval of a majority of the outstanding Service Class Shares of the affected Fund and all material amendments to this Plan shall be approved in the manner provided in Section 3(b) herein for the approval of this Plan.

SECTION 9.     As used in this Plan, (a) the term “Qualified Trustees” shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, (b) the term “majority of the outstanding Service Class Shares of the Fund” means the affirmative vote, at a duly called and held meeting of Service Class shareholders of that Fund, (i) of the holders of more than 67% or more of the outstanding Service Class Shares of that Fund and entitled to vote at such meeting, if the holders of more than 50% of the outstanding Service Class Shares of that Fund entitled to vote at such meeting are present (in person or by Proxy) or (ii) of the holders of more than 50% of the outstanding Service Class Shares of that Fund entitled to vote at such meeting, whichever is less, and (c) the terms “assignment” and “interested person” shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

SECTION 10.   While this Plan is in effect, the selection and nomination of those Trustees who are not interested persons of the Trust within the meaning of Section 2(a)(19) of the 1940 Act shall be committed to the discretion of the Trustees then in office who are not interested persons of the Trust.

SECTION 11.  This Plan shall not obligate a Fund, the Trust or any other person to enter into an agreement with any particular person.

SCHEDULE A

Name of Fund	Date Added
Old Mutual VA Asset Allocation Balanced Portfolio	June 29, 2006
Old Mutual VA Asset Allocation Conservative Portfolio	June 29, 2006
Old Mutual VA Asset Allocation Growth Portfolio	June 29, 2006
Old Mutual VA Asset Allocation Moderate Growth Portfolio	June 29, 2006
Old Mutual Analytic VA Defensive Equity Portfolio	June 29, 2006
Old Mutual Analytic VA Global Defensive Equity Portfolio	June 29, 2006

Dated: June 29, 2006